[Letterhead of British Columbia Ministry of Finance Corporate and Personal Property Registries]

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY

Of a Document filed with the Province of

British Columbia Registrar of Companies

/s/ J S Powell

J S Powell

October 14, 2004

This Notice of Articles was issued by the Registrar on:

October 14, 2004 12:14 PM Pacific Time

Incorporation Number:

 BC0225083

Recognition Date:

Incorporated on January 22, 1981

NOTICE OF ARTICLES

Name of Company:

VANNESSA VENTURES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:

Delivery Address:

DUMOULIN BLACK

DUMOULIN BLACK

10TH FLOOR, 595 HOWE STREET

10TH FLOOR, 595 HOWE STREET

VANCOUVER BC V6C 2T5

VANCOUVER BC V6C 2T5

RECORDS OFFICE INFORMATION

Mailing Address:

Delivery Address:

DUMOULIN BLACK

DUMOULIN BLACK

10TH FLOOR, 595 HOWE STREET

10TH FLOOR, 595 HOWE STREET

VANCOUVER BC V6C 2T5

VANCOUVER BC V6C 2T5

DIRECTOR INFORMATION

Last Name, First Name Middle Name:

CHAPEL, GEORGE D.

Mailing Address:

Delivery Address:

SUITE 220, 1010 - 1ST STREET S.W.

SUITE 220, 1010 - 1ST STREET S.W.

CALGARY AB T2R 1K4

CALGARY AB T2R 1K4

Last Name, First Name Middle Name:

THOMAS, JOHN

Mailing Address:

Delivery Address:

SUITE 220, 1010 - 1ST STREET S.W.

SUITE 220, 1010 - 1ST STREET S.W.

DELTA BC

DELTA BC

CALGARY AB T2R 1K4

CALGARY AB T2R 1K4

Last Name, First Name Middle Name:

RAUGUTH, ERICH

Mailing Address:

Delivery Address:

SUITE 220, 1010 - 1ST STREET S.W.

SUITE 220, 1010 - 1ST STREET S.W.

CALGARY AB T2R 1K4

CALGARY AB T2R 1K4

Last Name, First Name Middle Name:

PESCHKE, MANFRED

Mailing Address:

Delivery Address:

SUITE 220, 1010 - 1ST STREET S.W.

SUITE 220, 1010 - 1ST STREET S.W.

CALGARY AB T2R 1K4

CALGARY AB T2R 1K4

Last Name, First Name Middle Name:

MORGAN, JOHN A.

Mailing Address:

Delivery Address:

SUITE 220, 1010 - 1ST STREET S.W.

SUITE 220, 1010 - 1ST STREET S.W.

CALGARY AB T2R 1K4

CALGARY AB T2R 1K4

Last Name, First Name Middle Name:

HALL, VERN

Mailing Address:

Delivery Address:

SUITE 220, 1010 - 1ST STREET S.W.

SUITE 220, 1010 - 1ST STREET S.W.

CALGARY AB T2R 1K4

CALGARY AB T2R 1K4

Last Name, First Name Middle Name:

AMUNDRUD, JOHN

Mailing Address:

Delivery Address:

SUITE 220, 1010 - 1ST STREET S.W.

SUITE 220, 1010 - 1ST STREET S.W.

CALGARY AB T2R 1K4

CALGARY AB T2R 1K4

AUTHORIZED SHARE STRUCTURE

1.  250,000,000

Common Shares

Without Par Value

Without Special Rights or

     Restrictions attached